FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 23, 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

23 April 2019

RBS Holdings N.V. and NatWest Markets N.V.

RBS Holdings N.V. today announces the publication of its 2018 Annual Report and Accounts and those of its banking subsidiary NatWest Markets N.V. These companies are majority owned by The Royal Bank of Scotland Group plc. The 2018 Annual Report and Accounts for these companies are available on the RBS website at
https://investors.rbs.com/reports-archive/2018.aspx

For further information, please contact

RBS Investor Relations
Investor.relations@rbs.com
+44 207 672 1758

RBS Media Relations
+44 131 523 4205(UK)
+31 20 464 1150 (NL)

23 April 2019

LEI:
724500JIWG886A9RRT57 - RBS Holdings N.V.
X3CZP3CK64YBHON1LE12 -  NatWest Markets N.V.
2138005O9XJIJN4JPN90 - The Royal Bank of Scotland Group plc

Date: 23 April 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary